RISK FACTORS

Investing in the securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the securities. The securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

The Company's ability to achieve regulatory and market milestones is dependent on securing ongoing capitalization in future fundraising rounds.

The Company's business plan relies on raising sufficient funds through future fundraising rounds to achieve key regulatory approvals, market penetration, and product development milestones. However, there is no guarantee that the Company will successfully secure additional funding. Factors such as unfavorable market conditions, investor hesitation, or a failure to meet interim milestones could impact the Company's ability to attract necessary capital. If additional capital is not secured, the Company may need to pivot its strategy toward slower, organic growth funded by existing resources. This shift could delay product development, limit market expansion, and reduce the overall scalability of the Company's operations, adversely affecting its growth potential and your investment.

We expect to incur losses for the foreseeable future and may be unable to generate or sustain sufficient revenue, cash flows, or profitability. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

From inception through the date of this Form C, we have incurred losses. We will likely continue to incur significant losses for the foreseeable future. There is no assurance that we will be successful in actualizing the business plan that we envision, generating future revenue or cash flows, achieving profitable operations, or maintain them if achieved, or that the Securities will appreciate in value. Failure to generate or maintain revenue, cash flows, or profitability will materially and adversely affect our business and the results of operations.

The Company's new products may fail to meet sales projections, impacting investor value.

The Company's growth projections assume that an increased advertising and marketing budget will enable its products to gain traction in the marketplace at a faster rate than its current products. However, it is possible that the new products will fail to achieve market acceptance for various reasons, such as consumer preferences, competition, or unforeseen market dynamics. If the new products fail to generate significant sales and acceptance in the marketplace, this could materially and adversely affect the value of your investment.

Our future success depends on the efforts of a small management team and Board.

Our affairs are currently managed by our small management team. See the Company's response to Questions 4 and 5 in the Form C. The Company is dependent on the services of its management, including but not limited to Robin Arnott, Sandeep Prakash, and Michael Festa, and our Board including Robin Arnott and Lyle Maxson. In addition, the Company engages consultants and advisors from various industries, including transformative technology, virtual reality, psychedelic therapy and research, mental health and wellness, sustainable wellness organization scaling, and regulatory and market strategy. The loss of services of management may have an adverse effect on the operations of the Company. Future success and profitability are substantially dependent upon the management skills of such individuals. The unanticipated loss or unavailability of our management team could harm our ability to operate our business or execute our business strategy. No assurance can be given that the Company will succeed in retaining our management or our employees or consultants or finding suitable successors in the event of their loss or unavailability.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our products and technology, we rely on a combination of trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. Furthermore, litigation can be time consuming and expensive, and the outcome can be difficult to predict. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

We have certain indemnity obligations to our directors, Robin Arnott, Lyle Maxon, and certain vendors.

From time to time, we have entered into indemnification provisions under certain agreements in the ordinary course of business, typically with business partners, advisors, and vendors. Pursuant to these agreements, we may indemnify, hold harmless and agree to reimburse the indemnified parties on a case-by-case basis for losses suffered or incurred by the indemnified parties in connection with any claim by any third party with respect to the indemnified parties' applicable activities. Specifically, we have indemnified our directors, Robin Arnott and Lyle Maxon, against certain claims by third parties and by our Company. Further, we have certain indemnification obligations with our service providers in connection with the Offering. We do not maintain director and officer insurance coverage nor other general business insurance that would generally enable it to recover a portion of the amounts paid. We also may be subject to indemnification obligations by law with respect to the actions of our employees under certain circumstances and in certain jurisdictions. Should we be required to reimburse such indemnified parties, such expenses would likely have a material adverse effect on our financial condition.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the Company's response to Question 26 of the Form C for further details.

Indebtedness may restrict our current and future operations.

We have entered into certain deferred compensation and payment deferral agreements (collectively, "**Deferred Obligations**") with our founder Robin Arnott and a service provider that could have a material impact on our current and future operations. See the Company's response to Question 24 of the Form C for more information. Our obligation to repay outstanding Deferred Obligations may hinder us from making certain decisions or take certain actions that we would have done had we not had the Deferred Obligations.

Any restrictions due to our indebtedness could limit our ability to plan for and react quickly to changing economic, industry and competitive conditions, impair our liquidity and capital resources, and otherwise restrict our business operations.

We have not prepared any audited financial statements, but we have provided reviewed financial statements.

The financial statements provided in this Offering are reviewed, not audited, and therefore may not provide the same level of assurance as audited financial statements. As a result, you have limited financial information regarding the Company's capitalization, assets, or liabilities on which to base your investment decision. If you believe the information provided is insufficient or lacks the assurance required to make an informed investment decision, you should not invest in the Company.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company relies on third-party suppliers and subcontractors for key components of its products.

The Company relies on third-party suppliers and subcontractors for key components of its products including haptic beds, light and sound systems, and peripherals. Any failure by these suppliers to meet their obligations in a timely and cost-effective manner, or any disruptions to their operations, could adversely impact the Company's ability to manufacture and distribute its products. Delays, defects, or quality issues with components provided by these third parties could compromise the quality of the Company's products, harm its reputation, and result in lost sales.

The Company is also exposed to supply chain risks, including transportation delays, commodity pricing fluctuations, and industry-wide shortages. The reliance on limited or single sources for key components increases the risk of operational disruptions. Natural disasters, geopolitical events, or financial instability at the supplier level could further exacerbate these risks, potentially leading to increased costs and adverse impacts on the Company's business and operating results.

We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.

The Company sources essential components from single or limited suppliers, making it vulnerable to supply shortages, production delays, and significant commodity pricing fluctuations. Although the Company believes these suppliers have sufficient production capacity to meet its needs for the next two years, there can be no assurance that this capacity will remain available under similar terms, or at all.

Custom components or products tailored to the Company's specifications may further increase this risk. Any shift by suppliers toward prioritizing the production of general components over custom orders, or any financial instability among key suppliers, could constrain the supply of critical components and delay shipments of completed products to the Company. These disruptions could result in increased costs, inability to meet customer demand, and negative impacts on the Company's business and operating results.

SoundSelf is a groundbreaking new therapeutic.

The Food and Drug Administration ("**FDA**") and other regulatory bodies are currently developing frameworks to facilitate the clearance of digital and experiential interventions like SoundSelf. Currently, the FDA permits companies to develop and offer digitized therapeutic exercises without requiring a prescription or formal regulatory approval under certain classifications, such as wellness products. However, there is no guarantee that the regulatory environment will remain favorable. Changes in priorities or regulatory criteria could delay or prevent the Company from achieving the desired clearance or approval as a therapeutic device. Furthermore, the ability to sell the Company's products is contingent upon compliance with existing regulations enforced by the FDA, Federal Trade Commission ("**FTC**"), and other agencies, which may be subject to change. If the Company fails to meet the requirements of the FDA or other regulatory clearances, it may only be marketed as a wellness product. Operating as a wellness product could significantly limit its profitability and marketability, as it may not be eligible for reimbursement by insurers, and healthcare providers may be less likely to integrate it into their treatment protocols.

The use of SoundSelf may have unforeseen adverse effects, leading to potential liability risks.

Although SoundSelf is designed and tested to provide therapeutic benefits, as with any medical or experiential product, there is a possibility of unknown or unexpected adverse effects emerging over time. These effects may occur due to individual differences in user response, improper use despite training efforts, or factors that have not yet been identified in research studies. While the Company has implemented measures to minimize risks, including conducting thorough research, providing user training, and entering into contracts designed to limit liability, such measures may not fully shield the Company from legal claims or reputational harm. Any such liability issues could result in significant financial costs, regulatory scrutiny, litigation, or damage to the Company's brand, all of which could negatively impact your investment.

Quality and safety issues with the Company's products could harm the Company's reputation and financial performance.

The quality of the Company's products and services is critical to customer satisfaction and the Company's reputation. Variability in product quality, whether due to design flaws, manufacturing defects, or improper use, could lead to customer dissatisfaction, product returns, or negative reviews, ultimately impacting revenue. Additionally, any safety concerns, such as adverse effects resulting from improper use or unforeseen risks, could expose the Company to liability claims, regulatory scrutiny, or reputational harm. While the Company has implemented measures to maintain high-quality standards and safety protocols, these safeguards may not fully mitigate all risks. Any quality or safety issues could have a material adverse effect on the Company's operations, brand, and your investment.

The Company is entering a market that is primarily served by pharmaceuticals and traditional interventions.

The mental health and therapeutic markets are primarily served by pharmaceutical products and long-established allopathic methods, which have built substantial trust and adoption among patients and healthcare providers. While there is growing interest in novel and digital therapeutic interventions in recent decades, SoundSelf must overcome any barriers to adoption, requiring its efforts to educate and inform both patients and providers about the viability, safety, and benefits of SoundSelf's digital method. Failure to effectively address these barriers may slow market penetration, limit adoption rates, and adversely impact the Company's growth and your investment.

We are competing against other recreational activities.

While SoundSelf provides a unique and innovative therapeutic experience, it indirectly competes with a broad range of recreational activities including other immersive or therapeutic technologies that vie for consumers' time, attention, and discretionary spending. The success of the Company depends on its ability to generate and sustain interest in its offerings over these alternatives. Any shifts in consumer preferences or broader economic factors that reduce discretionary spending could limit market interest in the Company's products and adversely affect its growth prospects and financial performance.

The Company is dependent upon the establishment of insurance reimbursement codes and standards.

The long-term commercial success of the Company is significantly dependent on the development and adoption of reimbursement codes and standards by insurance providers and other stakeholders for digital therapeutics as a category. While there is ongoing progress in defining these codes, the timeline and outcome of these efforts remain uncertain. Without established reimbursement frameworks, the Company may face challenges in achieving widespread adoption among healthcare providers and patients, as out-of-pocket costs could limit accessibility and reduce market potential. This uncertainty could delay revenue growth and adversely impact the Company's financial performance and your investment.

The Company's business is significantly reliant on ketamine clinics, which are subject to a complex and evolving regulatory landscape.

The Company's primary target clients are ketamine clinics, which operate in a highly regulated environment due to ketamine's classification as a Schedule III controlled substance under the Controlled Substances Act. Federal, state, and local laws govern the administration of ketamine therapy, and these regulations are subject to change. If there are adverse changes to the legal or regulatory framework—such as stricter requirements for licensing, increased compliance costs, or limitations on the use of ketamine therapy—ketamine clinics may face operational or financial difficulties. This could result in reduced discretionary spending on ancillary products like SoundSelf, diminished demand for the Company's offerings, or even the closure of key client clinics.

Moreover, any publicized legal actions or negative outcomes related to ketamine therapy could impact public perception, further affecting the operations of ketamine clinics and, by extension, SoundSelf's business. The Company's reliance on this sector creates an inherent dependency on the financial stability, regulatory compliance, and public acceptance of ketamine clinics. Any disruption in this sector could materially impact SoundSelf's revenue, growth prospects, and your investment.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company has the right to limit individual investor commitment amounts based on the Company's determination of an investor's sophistication.

The Company may prevent any investor from committing more than a certain amount in this Offering based on the Company's determination of the investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

If the sum of the investment commitments of the Offering does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no securities will be sold, all investments will be returned, and all commitments will be cancelled.

The Company has set a Target Offering Amount of $50,000 for this Offering. However, there exists a risk that we may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the Offering, all investment commitments will be cancelled. and all committed funds will be returned to the respective investors. Our ability to achieve the Target Offering Amount is contingent on a variety of factors, including market conditions, investor interest, and economic circumstances, which may be beyond our control. Failure to reach the Target Offering Amount could limit our access to the necessary capital to support our strategic initiatives, potentially affecting our business expansion, product development, and overall financial stability.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all our remaining assets, which could cause an investor to lose all or a portion of their investment.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "**SPV**" in this Offering. That means that you will invest in either New Entheogen Limited I or New Entheogen Limited EB I (each, the "**Crowdfunding SPV**"), becoming a member of the Crowdfunding SPV, and that investment will be used by the Crowdfunding SPV to purchase our Series Seed Preferred Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Series Seed Preferred Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is a limited liability company formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on Wefunder Admin, LLC, as the Manager of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities laws. The structure of the Crowdfunding SPV is explained further in the section herein titled 'Ownership and Capital Structure.'

Risks Related to the Securities

There is no guarantee of a return on an investor's investment.

There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer and the securities are otherwise subject to certain transfer restrictions and rights of first refusal in favor of the Company.

In addition to the transfer restrictions imposed on the Securities by the Company, the Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the

Securities may be tradable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. investors should be aware of the long-term nature of their investment in the Company. Each investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will grant a third-party proxy broad power and authority to act on their behalf.

In connection with investing in this Offering for the purchase of membership interests in New Entheogen Limited I or New Entheogen Limited EB I (each, the "**Crowdfunding SPV**"), and subsequently, for the Crowdfunding SPV to purchase the Series Seed Preferred Stock, Wefunder SPV Admin, LLC, the manager of Wefunder SPV LLC, which is the master series LLC of the Crowdfunding SPV, will engage and designate YCS Holding B.V. (the "**Lead investor**") to take any actions necessary to determine and communicate the voting instructions of the SPVs to the Company on behalf of the SPVs and shall take any other actions (including, but not limited to, signing documentation) necessary to effect decisions on behalf of the SPVs. The Lead investor will be authorized, pursuant to a power of attorney granted by the investor in the investor Agreement, to exercise voting authority on behalf of the investor with respect to the SPV securities owned by the investor. By granting this authority, investors effectively relinquish their individual voting rights in favor of the Lead investor. As a result, decisions regarding the governance, operations, or other significant actions of the Company will be made without direct input from the individual investors. While this structure is intended to streamline decision-making and represent the interests of the SPV as a whole, there is a risk that decisions made by the Lead investor may not align with the preferences or best interests of all individual investors.

Securities are presently subject to transfer restrictions.

Both the membership interests to the Crowdfunding SPV and the shares to the Company (collectively, the "**Securities**") are presently subject to certain transfer restrictions as set forth in the Crowdfunding SPV subscription agreement and Company subscription agreement, respectively, as well as the Crowdfunding SPV's LLC Agreement and the Company's Restated Charter, respectively. You are not allowed to sell, transfer, pledge, or hypothecate the Securities in any manner whatsoever except as set forth therein.

Holders of Series Seed Preferred Stock may experience changes to their rights in connection with subsequent financings of the Company's equity securities.

The Company may conduct future rounds of financing, such as a Series A Preferred Stock offering, which could materially and adversely affect the rights and preferences of holders of Series Seed Preferred Stock. If the Company issues securities in its next equity financing after this Offering (the "**Next Financing**") that (a) have rights, preferences, or privileges that are more favorable than the terms of the Series Seed Preferred Stock, such as price-based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the holders of its Series Seed Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), and as a consequence, the Crowdfunding SPV, subject to the Crowdfunding SPV's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing. Such a conversion or exchange, if it occurs, may subject holders of Series Seed Preferred Stock to the terms and preferences of the securities issued in the Next Financing, which could differ materially from those currently applicable to the Series Seed Preferred Stock. There can be no assurance that the terms of any future financing will have rights, preferences, or privileges that are more favorable than the terms of the Series Seed Preferred Stock or will provide such future investors with other contractual terms such as registration rights. Any such subsequent financing may materially and adversely impact the rights, preferences, or economic interests of Series Seed Preferred Stockholders, including the Crowdfunding SPV.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. Dilution occurs when the percentage ownership of existing shareholders decreases due to the issuance of additional shares. The Company intends to issue additional equity in future financing rounds, to employees, and to third-party financing sources in amounts that are uncertain at this time, and as a consequence, the Crowdfunding SPV, as the holder of equity securities of the Company, will be subject to dilution in an unpredictable amount. Such dilution may reduce the investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Both the Crowdfunding SPV subscription agreement and the Company's subscription agreement, as well as the Crowdfunding SPV's LLC Agreement and the Company's Restated Charter, include a forum selection provision requiring that disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the Crowdfunding SPV subscription agreement as well as the Company subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.